

22006784

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Wᴀsʜɪɴɢᴛᴏɴ, ᴅ.ᴄ. ᴇᴏᴐᴚᴐ

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ANNUAL REPORTS
FORM X-17A-5
PART III 𝕏

SEC FILE NUMBER
8-49059

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cambridge International Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 Third Avenue, 11th Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Haywood	**212.826.8294**	rhaywood@cambintl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC

(Name – if individual, state last, first, and middle name)

250 West 54th St., 9th Floor	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CAMBRIDGE INTERNATIONAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

OATH OR AFFIRMATION

I, Richard Haywood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cambridge International Partners LLC _____ , as of 12/31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUZ KARIME SANCHEZ
Notary Public
Connecticut
My Commission Expires Oct 31, 2022

Signature: _____

Title:
Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAMBRIDGE INTERNATIONAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 7,378,616
Accounts receivable	45,000
Fixed assets	65,381
Lease Right of Use	939,368
Other assets	113,705
Total assets	$ 8,542,070

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Lease Obligation	$ 1,002,532
Deferred Revenue	560,000
Settlement Payable	328,808
Accounts payable and accrued expenses	216,503
Total liabilities	$ 2,107,843

Commitments and Contingencies

Members' equity

Members' equity	6,434,227
Total liabilities and members' equity	$ 8,542,070

CAMBRIDGE INTERNATIONAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

Note 1 - **Nature of Business**

Cambridge International Partners LLC (the "Company"), a Delaware limited liability corporation, was formed on January 1, 2014. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns consulting and advisory fees from investment banking services, providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The members of a limited liability company have limited liability for debts, obligations and liabilities of the business.

Note 2 - **Summary of Significant Accounting Policies**

a) *Revenue Recognition*

Advisory Revenue: The Company provides advisory services on mergers and acquisitions. The Company receives success fee revenue for advisory contracts which is generally recognized at the point in time that performance under the contract is completed (e.g. the closing of the transaction). The Company also receives retainer fees for such advisory services which are usually billed monthly. Revenues from these retainer fees are generally recognized after performance obligations are met (e.g. the closing of the transaction or the termination of the advisory contract). Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition). Cambridge customers are generally financial institutions, which predominantly include registered investment advisors and banks.

b) *Income Taxes*

The Company does not pay federal corporate income taxes on its taxable income. The Company pays New York City unincorporated business tax. The members are liable for individual income taxes on their respective share of the Company's taxable income.

c) *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. Uninsured cash and cash equivalents approximated $7,128,616 at December 31, 2021.

d) *Operating Lease*

The Company follows ASC Topic 842 and presents an operating lease on the balance sheet as a right of use asset and the related lease obligation as a liability.

CONFIDENTIAL TREATMENT REQUESTED

CAMBRIDGE INTERNATIONAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

e) *Equipment*
Equipment is carried at cost and is depreciated on a straight line basis over its useful life of 5-7 years.

f) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

g) *Subsequent Events*
The Company has evaluated subsequent events through April 7, 2022, which is the date the financial statements were issued.

Note 3 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2021 was $142,000.

Note 4 -   **Property, Equipment and Leasehold Improvements**

Major classifications of property and equipment, as of December 31, 2021, are summarized as follows:

Furniture and equipment	$ 107,074
Less: Accumulated depreciation	(50,353)
	56,721
Artwork carried at cost, and, not depreciated	8,660
	$ 65,381

Note 5 -   **Commitments and Contingencies**

The Company leases office space pursuant to a lease agreement expiring March 15, 2028. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the following years are as follows:

Year	Amount
2022	$190,128
2023	190,128
2024	190,128
2025	190,128
2026	201,196
THEREAFTER	246,630
	1,208,338
LESS INTEREST (6%)	(205,806)
PRESENT VALUE	
OF LEASE LIABILITY	$1,002,532

As of December 31, 2021, the Company recorded a right-of-use asset in the amount of $939,368, and a present value lease liability in the amount of $1,002,532. The impact to the Company Net Capital was $63,164, as the right-of-use asset is allowable as an offset to the lease liability. The lease expense was $184,252 for 2021 and is included in Occupancy expense.

Additionally, the Company has in place a letter of credit with Citigroup securing a portion of its lease obligations. This letter of credit is fully collateralized with a cash account at Citigroup, which had a balance of $78,189 at December 31, 2021. This amount is included in Other Assets on the Company's balance sheet.

Note 6 -   **COVID-19**

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious virus and its related mutations, which has continued to spread globally, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the virus. More broadly, the virus could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of COVID-19 is uncertain. Management continues to monitor the virus. However, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

Note 7 -   **Legal Proceeding**

In 2021, the Company settled a legal complaint brought by one of its former employees alleging discrimination on the basis of sex and related claims. The expense and remaining liability as of December 31, 2021 are reflected on the accompanying financial statements. The liability was subsequently paid in full January 2022.

CAMBRIDGE INTERNATIONAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

Note 8 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1200%. At December 31, 2021, the Company had net capital of $6,221,805 which was $6,144,684 in excess of its required net capital of $77,121. The Company's net capital ratio was 18.59%.

Note 9 -   **Members' Equity**

The Company has two classes of members' equity, Capital Interests and Profits Interests. Net profits or losses are allocated among the members in accordance with their respective participating percentages. The amount of any gain or loss realized in connection with the sale of all or substantially all of the business shall be allocated and distributed among the members in accordance with their respective Participating Percentages provided, however, that a Profits Interest member shall not be allocated any portion of the sale proceeds attributable to fair market value of the Company's business as of the date of that member's admission as a member of the Company. As of December 31, 2021, no Profits Interests had been granted.

A copy of the Firm's Statement of Financial Condition as of December 31, 2021, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

CONFIDENTIAL TREATMENT REQUESTED



Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Cambridge International Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cambridge International Partners LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cambridge International Partners LLC as of December 31, 2021 is in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cambridge International Partner's management. Our responsibility is to express an opinion on Cambridge International Partner's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cambridge International Partners , LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

We have served as Company's auditor since 2021.

Ocean, NJ
April 7, 2022

CAMBRIDGE INTERNATIONAL PARTNERS, LLC
780 Third Avenue – 11ᵗʰ Floor
New York, NY 10017

March 11, 2022

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Madam or Sir:

We are pleased to enclose a 'certified' copy of the Financial Statements for **CAMBRIDGE INTERNATIONAL PARTNERS, LLC,** as of and for the year ended
December 31, 2021.

Please note that the report is marked "Confidential", so that the information contained therein is kept confidential. We have included a separate copy of the 'Statement of Financial Condition' for all other general purposes.

Will you be kind enough to acknowledge receipt of the above to us, we would greatly appreciate it.

Very truly yours,

CAMBRIDGE INTERNATIONAL PARTNERS, LLC

Enclosures.

Received by (stamp)_____

Date and time received_____

Printed name and signed by_____